July 16, 2010

Mr. James C. Foster
Chairman, President and Chief Executive Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts 01887

Mr. Foster,

We have reviewed the revised investor presentation dated July 13, 2010 prepared by Charles River Laboratories International, Inc. (“Charles River” or the “Company”) which again seeks to justify the proposed acquisition of WuXi PharmaTech (Cayman) Inc. (“WuXi”).  Having done so, it is more apparent than ever that this transaction is the wrong choice for Charles River shareholders.  While we have detailed our opposition in prior letters (as have other large shareholders), we wish to address the following issues raised by the presentation.

Synergies Remain Speculative at Best

While the presentation focuses on WuXi’s prospects for improving falling growth rates and reversing recent margin erosion, any Charles River shareholder can buy WuXi stock without paying a large takeover premium.  The Company must show that the combination itself would create incremental value, and we see little that is new and even less that is credible to suggest this.  Just weeks before the vote and in the face of significant opposition, the Company for the first time has estimated revenue synergies and offers unnamed customer commentary as support.  However, there is little risk now in speculating about synergies far into the future, or for customers to anonymously express potential interest in a combined product offering without making an actual purchase decision, and such predictions and sentiments run counter to general industry perceptions, including the following recent analyst commentary:

•
Raymond James:  “During our conversations with industry participants, the subject of the Charles River-Wuxi proposed merger often emerged. From the strategic perspective of synergies between discovery services and existing preclinical capabilities, we did not encounter a single individual who agreed with the transaction and/or thought that it would clearly provide a benefit to the resulting entity. In our view, this further validates investor concerns over the merits of the transaction.”1

•
 Deutsche Bank:  “We view today's attempt by management to place a medium-term target on revenue synergies as a means of garnering additional support for a transaction that we believe is not broadly favored by shareholders. We would also note that revenue synergies tend to be elusive in nature and particularly hard to capture relative to service based transactions. Therefore, we expect shareholders to discount the revenue synergy potential of the transaction and remain generally against the proposed [WuXi] transaction.”2

Our recent discussions with industry operators also confirm that such synergy claims cannot be reconciled with practical industry dynamics including the complexity in terms of time and location of the R&D process.  These discussions have verified that Wuxi’s discovery chemistry offering is too early in the process to lead to significant cross-selling with Charles River’s toxicology.   Discovery can last years, with less than 5% of compounds tested ever reaching the preclinical safety testing stage performed by the Company.  Without knowing the viability of any compound that may emerge from discovery and given the length of this process, it is unlikely a customer would make a toxicology outsourcing decision when deciding to outsource discovery.  Even when outsourced discovery does lead to promising compounds, these often go back in-house to the customer for extensive optimization work such as formulation, which can in some cases further separate discovery and toxicology outsourcing decisions.

Such discussions have also strengthened our belief that most large customers are not typically suited to purchase an integrated offering given their often highly decentralized processes, which are often divided between different decision-makers who may be located in different facilities, cities or even countries, further complicating the sales process.  In fact, we have learned that Charles River’s existing research models and preclinical sales efforts have not yet been fully integrated despite the Company's efforts, further evidencing the challenge of a combined offering.  It is also not realistic to ask the Company’s existing sales force to sell an additional and entirely new offering, discovery, to a new set of decision-makers and still cover their existing markets.  It is even less likely that the Company can create the newly claimed revenue synergies plus the anticipated sales and marketing cost synergies when WuXi is contributing only a limited sales force, meaning additional sales personnel would likely be required.  We also believe it is unlikely that Charles River's brand strength would lead to significant new discovery sales given that WuXi is already well known in the industry.  Moreover, we continue to believe that any integrated discovery and toxicology sales would likely come at the expense of pricing, thus reducing the value of any such potential revenue synergies, with potentially further revenue erosion resulting from Charles River’s and WuXi’s different pricing models.

Return on Capital is Inadequate Even Under Most Optimistic Scenarios

However, even if one accepts the new and aggressive revenue synergy assumptions in the presentation, the proposed purchase price still cannot be justified.  Assuming that both the claimed cost synergies and newly estimated revenue synergies could in fact be realized, our analysis set forth in Exhibit A shows that by 2015 the return on this acquisition still would fall short of the midpoint of WuXi’s cost of capital (a crucial metric given that the Company would be paying for WuXi’s cash flows)3 and would not come close to the Company’s previously stated mid-teens return requirement.  In other words, even using aggressive synergy assumptions and discounting any strategic or integration risk, after five years the transaction still would not generate an acceptable return.  In fact, the contemplated acquisition would need to generate an additional $350 million in revenue synergies (more than doubling WuXi’s estimated 2010 revenue) just to reach the Company’s stated return hurdle rate.4  Moreover, there is little to no margin for error given that the Company has relied on aggressive WuXi growth assumptions which exceed consensus street projections and WuXi’s own prior guidance (and yesterday's updated WuXi guidance), while taking on significant added leverage to finance the attempted acquisition.  We find it particularly troubling that the Company has only now sought to estimate potential revenue synergies in the face of shareholder opposition, rather than reviewing such estimates and the likely return on investment before the Company’s board of directors approved the proposed transaction.

Charles River’s Capital Allocation Track Record Does Not Inspire Confidence

Charles River’s efforts to grow its preclinical business through acquisition and capital expenditures should serve as a cautionary tale.  The Company spent $1.5 billion for Inveresk Research Group to enhance its preclinical business (which it had unsuccessfully attempted to build through acquiring second tier toxicology labs) and has also allocated approximately 75% of its capital expenditures, or approximately $600 million, over the past 5 years to its preclinical business.  However, in the past 5 years it has never reached an annual return of even 5% on this investment, far below an appropriate cost of capital and a suboptimal use of the high return on investment cash flow from its research models business.5  This spending binge resulted in a $700 million goodwill write-down and contributed to industry overcapacity, and was followed by the unprecedented shuttering of a costly toxicology facility by the Company shortly after its construction.  We believe capital allocation decisions like these have led the Company’s stock to fall over 30% in the last 5 years while the peer it compares itself to in the presentation, Covance Inc., has more prudently sought additional business by buying facilities from customers while simultaneously locking in long-term business from such customers and seen its stock rise 12% during the same period.6

We also note that the Company’s claim that its shares began to perform in-line with its peer Covance “once [the] market understood [the WuXi] deal rationale” ignores that the recovery in its stock price since the proposed transaction was announced is likely largely the result of the anticipated demise of this transaction.  This is evidenced by the sharp increases in Charles River’s stock price following the announcement of our opposition to the transaction (which was followed by similar announcements from other large shareholders) and following the Company’s statement in the presentation that it would not pursue this transaction without shareholder approval, as well as the widening deal spread in WuXi’s stock price since the proposed transaction was announced.  Further, as one analyst pointed out Tuesday, “If shareholders balk on the deal, or either company employs a material change clause, [Charles River] shares would likely recover much of the lost valuation since announcement.”7

Other Avenues for Creating Shareholder Value are Far More Promising

We have already pointed out that a share repurchase would create substantial value immediately without integration risk, and that a sale of the Company could also generate significant value.  Given Charles River’s failure to extract value from the combination of its existing businesses, others have also speculated that a separation could also create substantial value:

We estimate that a split of [Charles River] could unlock shareholder value that is equivalent to $47 per share in [Charles River] stock, representing ~30% of upside from the current level. Specifically, we estimate that the [research models] business, given its strong margins and steady performance, is worth $32/share stand-alone, while we estimate that the [preclinical] business is worth $15/share.  By our model, a leveraged recapitalization could add up to $6/share.8

For these reasons, we continue to believe that the choice for Charles River shareholders is clear, and that a majority of them will reject this transaction.  We also still believe that Charles River has numerous attractive options for creating substantial shareholder value thereafter, and we hope to have a constructive discussion in the future with the Company regarding such alternatives.

Sincerely,

/s/ Barry Rosenstein
Barry Rosenstein
JANA Partners LLC
Managing Partner

BR/CP/SO/NM/SA

1 “DIA:  Exhibitor Conversation Takeaways”; Alexander Y. Draper and Jake Hausman; Raymond James & Associates; June 17, 2010.

2 “CRL updates synergy target and receives 2nd request from FTC”; Ross Muken, Michael Cherny and Vijay Kumar; Deutsche Bank Securities Inc.; July 13, 2010.

3 WuXi cost of capital based on mid-point of cost of capital as calculated by JP Morgan as disclosed in Charles River’s most recent proxy statement.

4 These are additional revenue synergies (beyond the newly announced revenue synergies) which would be required to achieve Charles River’s return requirement, assuming a 30% operating margin and a 25% tax rate.

5 Research models five year average return on capital exceeds 40%.  Business segment returns calculated as the sum of (1) tax-effected segment operating income divided by (2) average segment long-term assets, adding back goodwill write-downs and including other intangible assets.

6 Returns are for the five years ending July 13, 2010.  Looking more broadly, over the past five years ending July 13, 2010, the Company’s shares declined approximately 30%, compared to an average increase of 86% for its comparably-sized industry peers Covance Inc., Parexel International Corp., ICON plc and Pharmaceutical Product Development Inc.  All calculations assume reinvestment of dividends.

7 “CRL/WX: Incremental Detail in Updated Presentation”; Eric W. Coldwell and Nicholas Juhle; Robert W. Baird & Co.; July 13, 2010.

8 “CRL:  Time to unlock value; we see $6/share from recap, $11/share from an RMS/PCS split”; Stephen Unger and William Hite; Lazard Capital Markets; June 17, 2010.

Exhibit A

WuXi Acquisition Returns Analysis (1)
	2011	2012	2013	2014	2015
Return to Charles River excluding synergies	7%	8%	9%	9%	9%

Return to Charles River including synergies	8%	10%	10%	11%	11%

(1)
Returns calculated by dividing (1) the sum of GAAP net income and depreciation & amortization by (2) the sum of Charles River stock and cash consideration, conversion of WuXi options, WuXi net debt assumed, deal related expenses and WuXi capital expenditures.  Synergies (a) incorporate  the announced $20MM of pre-tax cost synergies taxed at a 25% tax rate in 2011 and thereafter, (b) assume a one-time pre-tax restructuring charge of $30MM which is included in invested capital and (c) include newly announced revenue synergies of $100MM in 2013 (the high-end of Charles River synergy guidance) and initial revenue synergies of $33MM in 2011 and $67MM in 2012, in each case at an assumed 30% operating margin, growing in-line with operating income projections thereafter and taxed at a 25% tax rate.  WuXi GAAP net income through 2012 based on adjusted operating income projections per Charles River’s latest proxy statement, 14% tax rate per midpoint of WuXi 2010 guidance, and assumes $9MM reduction for after tax share based compensation per 2009 actual results.  2013–2015 WuXi operating income based on Jefferies’ research estimates.  2013–2015 WuXi operating income growth rate based on Jefferies’ research projected growth rate of operating income for the same period.  Depreciation expense through 2012 based on difference between WuXi adjusted EBITDA and operating income estimates per Charles River’s latest proxy statement; thereafter assumed to grow in-line with capital expenditure growth rate.  2011–2015 capital expenditures per Jefferies’ research estimates.  Charles River stock consideration valued per Charles River transaction presentations, using Charles River closing price of 4/23/2010 (closing price prior to transaction announcement) and based on 75MM diluted WuXi shares, for a total stock and cash consideration of $1.6 billion.  Conversion of WuXi options valued at $39MM per Charles River proxy.  Deal related expenses include Credit Suisse seller advisory fee (not disclosed but assumed to be equivalent to $12MM JP Morgan buyer advisory fee) and assumed $24MM in financing fees related to Charles River’s $1.2bn credit facility.